Exhibit 99.1
Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
www.lundinmining.com

NEWS RELEASE

LUNDIN MINING RELEASES 2009 THIRD QUARTER RESULTS

Toronto, October 29, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation (“Lundin Mining” or the “Company”) today reported unaudited net income for the quarter of $3.7 million, or $0.01 per share. Operating earnings were $91.8 million, up from $68.9 million in the third quarter of 2008. Cash flow from operations during the quarter was $40.0 million, compared to $46.8 million in the third quarter of 2008.

US $ millions, except earnings per share	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Sales	171.1	191.9	489.3	791.8
Operating earnings[1]	91.8	68.9	221.0	389.1
Income (loss) from continuing operations	3.7	(190.2)	33.0	(12.3)
Net income (loss)	3.7	(199.0)	38.6	(228.6)
Basic and diluted earnings (loss) per share:
From continuing operations	0.01	(0.49)	0.06	(0.03)
From discontinued operations	-	(0.02)	0.01	(0.55)
Basic and diluted income (loss) per share	0.01	(0.51)	0.07	(0.59)
Cash flow from operations	40.0	46.8	40.4	168.6

Commenting on the quarter, Mr. Phil Wright, President and CEO said, “Our European operations remain on-track to achieve full year production guidance and our costs continue to be well in-line with expectations.

“Adjusting for the loss on sale of investments and unrealized losses on our copper derivatives, we achieved income from continuing operations of $35.9 million this quarter compared to $50.2 last quarter.

“The result was a little below our own expectations owing to lower than expected sales volume and production. The lower sales volume relates mainly to an in-transit shipment at quarter end and this will correct next quarter. The lower production arose from events that, while not unexpected from time to time, were unpredicted and caused disruption to planned mining sequences.

“Tenke’s ramp-up continues to accord with top-quartile performance and we fully expect it will start to perform above nameplate copper production capacity in the near-term,” Mr. Wright said.

Highlights

  Operating earnings1 increased by $22.9 million from $68.9 million in the third quarter of 2008 to $91.8 million in 2009. Lower sales volumes ($36 million operating earnings effect) and lower metal prices ($22 million operating earnings effect) were more than offset by the difference in price-adjustments between the quarters. Comparing metal prices in Q3 2009 to the same period last year, copper prices are still significantly lower.

  Sales for the quarter were $171.1 million compared to sales of $191.9 million in the third quarter of 2008. Lower volume from continuing operations and the closures of Galmoy and Storliden were more than offset by the change in higher realized metal prices.

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1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation.

  Cash inflow from operations was $40.0 million, compared to a cash inflow of $46.8 million in the third quarter of 2008. The current quarter’s operating cash flow is after making mine closure and severance payments of $8.0 million at Galmoy.

  Net income of $3.7 million compares to a net loss of $199.0 million in the third quarter of 2008. The current quarter income includes an unrealized mark-to-market adjustment of $18.5 million and a realized loss of $6.4 million on the Company’s copper derivatives, as well as a loss on disposal of the Ozernoe project in the amount of $18.7 million (a combined after-tax effect of $37.0). The loss in the previous year includes an after-tax, non-cash impairment charge of $201.1 million.

  The Company continued to invest in near-mine exploration for copper at its Neves-Corvo mine with encouraging results.

  Construction activities on Phase 1 of Tenke copper/cobalt project are now substantially complete. During the quarter, Tenke produced approximately 24,000 tonnes of copper bringing the total to approximately 41,000 tonnes of copper cathode since start-up. Cash payments to fund Tenke Project activities during the quarter were $24.3 million.

  During the quarter the Company paid down debt of $63.9 million.

Outlook

European operations continue to perform in-line with expectations and the outlook is largely unchanged except that prices in the fourth quarter are likely to be higher than previously expected. Production guidance remains unchanged:

(contained tonnes)	Full Year 2009 Outlook
Copper	91,000
Zinc	100,000
Lead	40,000
Nickel	7,200

The Company remains cautious in the short-term and will continue to focus on tight expenditure controls. In the medium to longer term, supply constraints are expected to emerge with the potential for base metal prices to move significantly higher.

Updated cost guidance1, dependent on exchange rates, is as follows:

  Neves-Corvo: around $1.10 (Q2 guidance: $1.05) per pound of copper;

  Zinkgruvan: unchanged at around $0.30 per pound of zinc; and

  Aguablanca: around $5.00 (Q2 guidance: $4.80) per pound of nickel.

Cash costs remain dependent upon exchange rates. Cash cost of nickel is highly leveraged to metal price owing to the price participation formula in the smelter terms.

Capital expenditures for the year are expected to be around $170 million which includes: $65 million of sustaining capital; $45 million of new investment in existing operations (Zinkgruvan copper project; Neves-Corvo new copper circuit, paste project, zinc expansion and the pre-feasibility study for the Lombador zinc deposits) and $60 million for Tenke (covering pro rata working capital, exploration drilling, expansion studies, sustaining capital and other related costs). The increase of $10 million from last quarter’s guidance largely reflects the stronger Euro affecting the cost when viewed in US$.

All of the Company’s operations are expected to be free cash flow positive2.

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1 C1 cash costs, net of by-product credits based on €/US$1.40
2 Free cash flow is defined as cash flows from operations less sustaining capital expenditures.

Third Quarter 2009 Results

Financial and Operational Highlights

	Three months ended Sept 30		Nine months ended Sept 30
(USD millions, except per share amounts)	2009	2008	2009	2008
Sales	171.1	191.9	489.3	791.8
Operating earnings[1]	91.8	68.9	221.0	389.1
Depletion, depreciation & amortization	(46.5)	(54.3)	(128.6)	(162.3)
General exploration and project investigation	(6.5)	(7.8)	(15.9)	(26.6)
Interest expense and bank charges	(3.0)	(2.9)	(11.3)	(10.1)
Foreign exchange gain (loss)	2.8	8.2	9.0	(0.4)
(Loss) gain on derivative contracts	(24.9)	(1.8)	(34.1)	0.7
Loss from equity investment in Tenke	(1.0)	-	(5.3)	-
Other income and expenses	1.0	1.7	3.8	4.1
Loss on sale of investment	(18.7)	-	(18.7)	(1.3)
Impairment charges	-	(220.1)	-	(220.1)
(Loss) income from continuing operations before income taxes	(5.1)	(208.2)	19.8	(26.9)
Income tax recovery	8.8	18.0	13.2	14.6
Income (loss) from continuing operations	3.7	(190.2)	33.0	(12.3)
(Loss) gain from discontinued operations	-	(8.8)	5.6	(216.3)
Net income (loss)	3.7	(199.0)	38.6	(228.6)

Shareholders’ Equity			2,913.1	3,150.6
Cash flow from operations	40.0	46.8	40.4	168.6
Capital expenditures (excl. Investment in Tenke)	30.4	54.1	92.4	214.8
Net debt[2]			132.2	194.8

	Three months ended Sept 30		Nine months ended Sept 30
Key Financial Data	2009	2008	2009	2008
Shareholders’ equity per share[3]			5.03	8.07
Basic and diluted (loss) income per share	0.01	(0.51)	0.07	(0.59)
Basic and diluted (loss) income per share from continuing operations	0.01	(0.49)	0.06	(0.03)
Dividends	-	-	-	-
Equity ratio[4]			0.78	0.73
Shares outstanding:
Basic weighted average	579,510,141	390,427,090	540,030,936	390,553,391
Diluted weighted average	579,645,695	390,578,818	540,057,884	390,843,701
End of period			579,574,131	390,436,279

Production Summary	Three months ended September 30			Nine months ended September 30
(excluding Aljustrel)	2009	2008	Change	2009	2008	Change
Copper (tonnes)	21,351	24,433	-12.6%	69,583	72,851	-4.5%
Zinc (tonnes)	16,651	37,067	-55.1%	82,890	118,751	-30.2%
Lead (tonnes)	8,961	9,908	-9.6%	34,309	34,882	-1.6%
Nickel (tonnes)	1,784	2,155	-17.2%	5,705	5,957	-4.2%

The 2009 third quarter financial statements, management’s discussion and analysis and notes to the financial statements are available on SEDAR (www.sedar.com) or the Company’s website (www.lundinmining.com).

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1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation.
2 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations.
3 Shareholders’ equity per share is a Non-GAAP measure defined as shareholders’ equity divided by total number of shares outstanding at end of period.
4 Equity ratio is a Non-GAAP measure defined as shareholders’ equity divided by total assets at the end of period.

About Lundin Mining

Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified base metals mining company with operations in Portugal, Spain and Sweden, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations North America: +1-604-689-7842
Josh Crumb, Director of Corporate Development Toronto: +1-416-342-5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the “SEC”) and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.